

November 8, 2010

Xu Jianping
Chairman, President and Chief Executive Officer
China Dongfang Healthcare Group Inc.
No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City, People's Republic of China

Re: China Dongfang Healthcare Group Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed October 27, 2010
File No. 000-54063

Dear Mr. Xu:

We have reviewed your response letter and amended registration statement each filed October 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risks Related to Our Corporate Structure, page 28

1. You disclose that it may take your external auditors longer to audit your financial statements due to the lack of formal training in U.S. GAAP of your Chief Financial Officer and Finance Manager. This implies that your external auditors may have to perform additional audit testing since they cannot rely on your internal controls. Please disclose that there is a possibility that your internal controls over financial reporting may not be effective in the future due to the lack of formal training and experience in U.S. GAAP of your senior financial staff.

Item 5. Directors and Executive Officers, page 71

2. We note your response to prior comment 6 and we are re-issuing the comment. Although you disclose information relating to when your officers and directors began serving in such positions for China Dongfang Healthcare Group, Inc. on page 71, for clarity, we

believe this information should be disclosed in the individual business descriptions on page 72. Please revise your description of business experience for each of your directors and executive officers on page 72 to disclose the month and year which such persons became a director and/or officer of China Dongfang Healthcare Group, Inc.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 74

3. We have reviewed your response to prior comment 7. You filed as exhibit 10.11 to your Amendment No. 1 to your Form 10 an Agreement for Repayment of Money, effective December 31, 2008, by and between GDH and Xu Jianping, which is not dated and which contained terms that were not consistent with your disclosure in your Form 10. You state in your response that you "revised the loan agreement to better reflect" the terms of the loan and then filed a new agreement as exhibit 10.11 to your Amendment No. 2 to your Form 10. Please advise us whether these versions are executed and, if so, the dates which each of them was executed and whether the agreement filed with your Amendment No. 2 to your Form 10 is the final executed agreement. In addition, please revise your Exhibit Index to accurately describe the agreement you are filing, including the date executed and whether this is an amended and restated agreement.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ibolya Ignat at (202) 551-3356 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey M. Taylor
        Jeffrey A. Rinde
        Blank Rome LLP
        One Logan Square
        18th & Cherry Streets
        Philadelphia, PA 19103